DATED 15 April 2019

(1) TEKO INTERNATIONAL LIMITED

And

(2) INTEGRATED MEDIA TECHNOLOGY LIMITED

DISTRIBUTION AGREEMENT

THIS AGREEMENT is made on the 15th day of April 2019 **BETWEEN:**

(1) **Teko International Limited.**, a company incorporated in South Australia with its registered office is at Level 7, 420 King William Street, Adelaide, South Australia ("**Teko**" or "**Supplier**"); and

(2) **Integrated Media Technology Limited**, a company incorporated in South Australia with its registered office is at Level 7, 420 King William Street, Adelaide, South Australia ("**IMTE**" or "**Distributor**").

WHEREAS

(A) Teko, a public company incorporated in South Australia, is an investment company based in Australia. Teko is the sole distributor in China and Hong Kong of a proprietary conductive film and 3rd generation (or any future derivative thereof) Polymer Dispersed Liquid Crystal Film developed and owned by NextGlass Technologies Inc. ("NGT"), a Delaware corporation.

(B) IMTE a public company incorporated in South Australia that is listed on the Nasdaq Capital Markets under the symbol "IMTE". IMTE is engaged in the development and distribution of glasses free 3D displays and products and services.

(C) Supplier wishes to provide its products and services to Distributor for distribution, and Distributor wishes to obtain from the Supplier the distribution rights in the Territory under the terms and conditions set out in this Agreement.

IT IS HEREBY AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, where the context so admits, the following words and expressions have the following meanings:

"**Effective Date**"	means the date first written above;
"**Net Profit(s)**"	means the sales (cash collected) of the Products and Services related to the Products less the costs of manufacturing and distributing the Product and any direct and reasonable indirect expenses associated with the manufacturing and distribution of the Products;
"Lowest Prices"	means the lowest prices, excluding the shipping fees and other indirect fees, offered by Supplier to any of its distributors, agents or resellers of the Products;
"**Parties**"	means the parties to this Agreement and their respective successors and permitted assigns, and "**Party**" means any one of them;
"**Product(s)**"	means the proprietary conductive film and 3rd generation (or any future derivative thereof) Polymer Dispersed Liquid Crystal Film listed on its product;
"**Territories**"	means the territory of Guangdong Province and Hong Kong;
"**Term**"	means the period commencing from on the Effective Date and termination as set forth in Clause 5; and
"USD"	means United States Dollars.

1.2 **Statutes.** Any references, express or implied, to statutes or statutory provisions will be construed as references to those statutes or provisions as respectively amended or re-enacted or as their application is modified from time to time by other provisions (whether before or after the date hereof).

1.3 **Clauses and Schedules.** References in this Agreement to Clauses and Schedules are to clauses in and schedules to this Agreement (unless the context otherwise requires). The Recitals and Schedules to this Agreement are deemed to form part of this Agreement.

1.4 **Construction**

1.4.1 All terms defined in the Recitals have the same meanings when used throughout this Agreement.

1.4.2 Headings are inserted for convenience only and do not affect the construction of this Agreement.

1.4.3 References to "**persons**" include bodies corporate, unincorporated associations and partnerships (whether or not having separate legal personality). The masculine gender includes the feminine and neuter genders and the singular number includes the plural, and vice versa.

1.4.4 References to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time.

1.5 **Successors and permitted assigns.** Where the context permits, the expressions "Grid Mobile" and "Distributor" include their respective successors and permitted assigns.

1.6 **Approved terms.** A document expressed to be "**in the approved terms**" means a document the terms of which have been approved by or on behalf of the Parties and a copy of which has been signed for the purposes of identification by or on behalf of the Parties.

2.0 GRANT OF DISTRIBUTION RIGHTS

2.1 **Distribution Rights.**

2.1.1 **Appointment**. Subject to the terms and conditions of this Agreement, Teko hereby appoints Distributor and Distributor hereby accepts appointment, during the Term, as a distributor of Products for purposes of marketing, displaying, promoting, advertising, selling, delivering, and distributing such Products in the Territory. Unless agreed to in writing by Supplier prior to appointment and such appointment shall not be unreasonably withheld, Distributor shall not appoint any sub distributors or other persons or entities to promote, demonstrate, distribute, or sell Products in the Territory, or otherwise delegate to any person or entity any of Distributor's rights or obligations under this Agreement. Supplier is appointing Distributor hereunder solely with respect to the sale of Products to purchasers, distributors or retailers whose principal place of business is located in the Territory ("**Customer**"). Distributor shall not (i) actively solicit orders from any prospective Customer with a principal place of business located outside the Territory, (ii) establish or maintain any branch, warehouse or distribution facility for Products outside of the Territory, (iii) engage in any advertising or promotional activities relating to Products directed primarily to Customers outside the Territory, or (iv) deliver, tender, or export (or cause to be delivered, tendered, or exported) any Product outside of the Territory.

2.1.2 **Internet Sales**. Except as expressly set forth in this Section below, Distributor is specifically prohibited from selling the Products through third parties via the Internet or to any person whom Distributor has reason to believe (including without limitation, by notice from Supplier) may offer the Products for resale via the Internet or otherwise divert the Products into sales channel or outlets that are not authorized by Supplier, unless expressly consented to by Supplier in writing, which consent may be withheld in Supplier's sole and absolute discretion. Violation of the foregoing may subject Distributor to immediate termination and/or other measures as Supplier deems fit. The restriction above shall not prohibit Distributor from selling Products through Distributor's website, which is managed by Distributor and uses the Internet and other technologies, including to make consumers aware of the Products, or to promote the availability of such Products solely from Distributor. Distributor shall

ensure that permitted Internet activities accurately depict the Products and their features, and are up-to-date at all times. All Product images, specifications and descriptions not provided by Supplier shall be subject to Supplier's approval prior to their use in connection with such permitted Internet activities.

2.1.3 **Best Efforts to Promote**. Distributor shall use its best efforts to actively promote the sale of the Products in the Territories, including but not limited to calling on customers, actively soliciting and securing orders for the Products, introducing, demonstrating, advertising and marketing the Products. Beginning immediately following the launch of any Product in a Territory, Distributor shall submit a complete quarterly report to Supplier detailing its efforts to promote the sale of each Product in each Territory and detailing both turnover and direct sales activities.

2.1.4 **Requirements Agreement**. Distributor shall purchase all of its requirements of Product exclusively from Supplier. Distributor shall provide Supplier with a 12-month, rolling, non-binding forecast of Distributor's requirements of any Product in each Territory, which shall be updated by Distributor on a monthly basis.

2.2 **Distributor Fees.** The Distributor agrees to pay Supplier a shares based fee, subject to any regulatory approval, based on the following milestones:

- 50,000 IMTE shares upon the commissioning of the manufacturing operation (1) lamination line;
- 50,000 IMTE shares upon the annual revenue reaching USD10 million per annum in any one of the next 3 years from the date of commercial operation of the manufacturing operation;
- 50,000 IMTE shares upon the annual revenue reaching USD20 million per annum in any of the next 3 years from the date commercial operation of the manufacturing operation;
- 50,000 IMTE shares upon for each additional lamination line installed.

2.3 **Management of Operation and Profit Sharing.**

2.3.1 The Supplier shall provide management expertise and manage the manufacturing and distribution operation of the Products. At the commencement of the operation or beginning of each fiscal year, as applicable, the Parties shall agree on the operation budget.

2.3.2 The Distributor shall pay the Supplier 25% of the Net Profits ("Profit Sharing Amount") during any calendar year. The Distributor shall provide the details of the calculation of the Profit Sharing Amount to the Supplier within 30 days after the financial year end of the Distributor. The Supplier has the right to review and inspect the book and records of the Distributor relating to the calculation of the Net Profits and the Profit Sharing Amount. The Supplier shall have 30 days after receipt of the Profit Sharing Amount to confirm in writing if it agrees with the Profit Sharing Amount. The Distributor shall pay the Distributor within 14 days of the Supplier agreeing to the Profit Sharing Amount.

2.3.3 If the Supplier disagrees with the calculation of the Profit Sharing Amount, then the Supplier shall lodge a written notice to the Distributor; and the Supplier shall then have the right to review the calculation and submit its own calculation of the Net Profits and Profit Sharing Amount to the Distributor. The Distributor then has 14 days after the submission to pay the Profit Sharing Amount calculated by the Supplier. If the Distributor disagrees with the Supplier's Profit Sharing Amount calculation, then the Distributor shall issue a written notice to Supplier of its disagreement and the parties shall endeavour to resolve any differences in good faith and failing which, the Parties shall jointly appoint an independent certified public accountant to determine the Net Profits and Profit Sharing Amount within 30 days. The Parties agree that the decision of the certified public accountant shall be final and accepted by both parties.

3.0 OBLIGATIONS OF DISTRIBUTOR

3.1 The Distributor shall follow the terms and conditions of sales set out below. For this Clause 3, the use of "Teko" shall also include, as applicable (determined by Teko), NGT, the owner and supplier of the Product's technology.

3.1.1 Agreement. This agreement and the non-conflicting provisions in Teko's quotation (if any), acknowledgement or invoice from Teko (collectively, the "**Agreement**") govern in all respects all sales of any Products from Teko to Distributor.

3.1.2 Orders for Products. Distributor shall order Products from Teko by submitting a written purchase order identifying the type and quantity of Products it wishes to purchase, the requested delivery date(s), and such other information as Teko may from time to time request. Teko may ship and invoice for a quantity less than the quantity specified in the purchase order and Distributor must accept and pay for such lesser quantity. All orders for Products are subject to Teko's review and acceptance. Teko shall have no liability to Distributor with respect to purchase orders that are not accepted due to commercially valid reasons. Returns of Products are prohibited and all sales are final.

3.1.3 Prices and Taxes. Prices are those in effect when Teko accepts a purchase order. Distributor must pay or promptly reimburse Teko for any sales, use or any other local, state, provincial or federal taxes arising from the sale or delivery of the Products or provide an exemption certificate. All prices, models and material specifications are subject to change by Teko.

3.1.4 Payment. Payment terms on all orders are subject to the continuing approval of Teko's credit department. Unless otherwise agreed by Teko in writing, payments for all orders are to be paid by wire transfer, 50% of the payment for each order is due within seven (7) days from the invoice date, which shall be sent upon acceptance of purchase orders by Teko. All remaining balances for each order are due prior to shipment of the Product. All prices are quoted, and must be paid, in United States dollars. If Distributor fails to make any payment or pay any invoice according to its terms, then, in addition to all other rights and remedies available to Teko: (a) Distributor is responsible for any and all commercially reasonable charges, expenses or commissions incurred by Teko in stopping delivery, transportation and storage of Products, and in connection with the return or resale of Products; (b) Teko has the right to terminate the Agreement or suspend further performance under the Agreement and other agreements with Distributor; and (c) Distributor shall be liable to Teko for all reasonable costs of collection, including reasonable attorneys' fees. Past due amounts are subject to service charges of 1½% per month (or the maximum amount permitted by law).

3.1.5 Shipment and Delivery. Title, risk of loss and damage passes to Distributor on delivery to the carrier. Distributor's receipt of any Products delivered by Teko shall be an unqualified acceptance of, and a waiver by Distributor of any and all claims with respect to, such Products on the earlier of (i) payment for the Products or (ii) failure of Teko to receive written notice of shortages in the Products within 5 days of their delivery to Distributor. Delivery dates are estimates only. Teko will not be responsible for delays in delivery.

3.1.6 Other Distributor Obligations. Distributor represents and warrants during the Term that it shall: (1) notify Customers that Products should only be used for the purposes and in the manner for which they were designed and supplied, (2) pass through all instructions, documentation, materials and information provided by Teko to Customers, (3) not remove or obscure any warning notices displayed on Products, (4) not breach any Customer agreement; (5) not mishandle or use the Products or Licensed Items in an unauthorized manner or authorize or promote a Customer to do so; (6) not use or promote the use of any Products in combination with equipment, or other items not intended for use with the Products, or in an application or environment for which they were not designed, or authorize or promote a Customer to do so; (7) not make any statements, claims, representations or warranties relating to Products, other than as authorized or made by Teko in writing; and (8) not customize, modify, or have customized or modified, any Product.

3.1.7 Minimum Sales Requirements. In consideration of the rights within the Territory as set forth in this Agreement, Distributor shall be obligated to purchase from Teko the following volume commitments in the Territory: **70,000 meters^2 per year commencing from the first calendar year after the installation of the equipment for commercial production**.

3.1.8 Shortfalls and Cure Period. In the event that Distributor does not achieve the volume commitments in any given Territory, and such shortfall is not attributable to Teko's failure to supply Products or to a force majeure event, then within thirty (30) days after the end of such year, Teko shall provide Distributor with written notice of the shortfall. Distributor shall then have thirty (30) days to meet its volume commitments for the year containing the shortfall. If Distributor fails to meet the applicable

volume commitment in any Territory, Teko may then, in its sole discretion: (i) terminate Distributor's exclusivity but grant to it a nonexclusive distribution right in the Territory in which the shortfall occurred; or (ii) terminate Distributor's distribution rights in such Territory in its entirety. If Distributor fails to meet the applicable volume commitment in more than one Territory, in addition to the remedies set forth above, Teko shall also be entitled, in its sole discretion, to terminate this Agreement upon thirty (30) days' prior written notice to Distributor.

3.1.9 Installation of Certain Products. Distributor acknowledges that Products are intended to be installed by properly trained personnel.

3.1.10 Incidents. Distributor shall report to Teko within 5 business days all complaints, reports, notices, or comments of any kind (including complaints, reports, notices, or comments from a Customer or any third party) relating to any deficiency in a Product.

3.2 **Promotional Effects.** Distributor shall actively promote and sell the Product within the Territory. In promoting the sale of the Product, Distributor may use promotional literature provided by Supplier. Distributor may develop any other materials in connection with the promotion of the sale of Product and Services (including, but not limited to brochures and videos), subject to Supplier's review and written approval prior to any use of such materials. Distributor shall not knowingly detract from the good name of the Supplier or the reputation of its Product.

3.3 **Costs.** Distributor shall be responsible for all the costs and expenses associated with the sales of the Product.

3.4 **Change of Control.** Within the next 2 years if there is a Change of Control in IMTE then the Supplier shall have the right to terminate this distribution agreement.

4.0 OBLIGATIONS OF SUPPLIER

4.1 **Pricing.** Supplier agrees to provide the Lowest Prices for the Product to the Distributor so that the Distributor has the lowest prices from Supplier in the market. The Distributor undertakes not to contact any of the supplier introduced by Supplier to Distributor within one year of dissolution of this Agreement.

4.2 **Marketing Assistance.** Supplier shall provide Distributor with such lawful marketing assistance and such lawful promotional literature in the English language as Supplier may in its reasonable discretion consider necessary to assist with the promotion of the Products.

4.3 **Technical Support and Training.** Supplier shall provide technical support to the Distributor via telephone consultations during normal business hours of Supplier and or on site support. Further, Supplier shall provide to Distributor a range of after-sales technical information in the English language at regular intervals to ensure that Distributor has all current and relevant information regarding the Products. Supplier shall provide training to Distributor's staff in connection with the technical and operation set up of the equipment for commercial production.

4.4 **Legal Activities.** Supplier warrants and represents that it has the legal right to offer the distribution rights of the Products in the Territory.

4.5 **Marks.** During the Term, Teko hereby grants to Distributor a limited, non-exclusive, revocable license to use such trademarks, trade names, service marks, logos of NGT relating to Products, in each case as Teko may from time to time specify ("**Licensed Items**") solely in connection the promotion and sale of Products in the Territory. Such license terminates immediately upon termination of this Agreement. Distributor shall use the Licensed Items in accordance with the terms and conditions of this Agreement and with good trademark and copyright practices, including by protecting the value of the goodwill associated with the Licensed Items. Distributor acknowledges that NGT owns all right, title and interest in and to all Licensed Items ("**NGT Intellectual Property**"), worldwide and the goodwill associated with the same.

5. DISSOLUTION AND TERMINATION

5.1 **Term.** The term of this Agreement commences on the Effective Date and continues until December 31 of the first full calendar year following the installation of the equipment for commercial production ("**Initial Term**"). Thereafter, the term of this Agreement may be renewed for additional 5-year terms by the Distributor if it meets the sales volume targets set out in Clause 3.1.7. In the case where the Distributor does not meet the sales commitments in Clause 3.1.7 above, then at least 90 days prior to the expiration of the Initial Term or the renewal term, as the case may be, Teko gives Distributor notice of its election to renew this Agreement. The Initial Term and all renewal terms are collectively, the "**Term**." This Agreement may be terminated by notice to the non-terminating party at any time during the Term: (i) By either party if the other party has breached or failed to comply with any material term or condition required to be performed or complied with by such other party, and such breach or failure is not cured within 30 days after notice thereof by the terminating party; or (ii) By a party as expressly stated in this Agreement.

5.2 **Termination for Material Breach.** This Agreement may be terminated by either Party by giving thirty (30) calendar days written notice of such termination to the other Party in the event of a material breach by the other Party. "Material breach" shall include but not limited to: (i) any violation of the terms of Clause 2, 3 and 4, (ii) any other breach that a Party has failed to cure within fifteen (15) calendar days after receipt of written notice by the other Party, (iii) an act of gross negligence or wilful misconduct of a Party, or (iv) the insolvency, liquidation or bankruptcy of a Party.

5.3 **No Compensation.** In the event of expiration or termination of this Agreement pursuant to any of Clause 5.1 or 5.2 above, the Parties shall not have any obligation to the other Party, or to any employee of the other Party, for compensation or for damages of any kind, whether on account of the loss by the other Party or such employee of present or prospective sales, investments, compensation or goodwill. Each Party, for itself and on behalf of each of its employees, hereby waives any rights which may be granted to it or them under applicable law or otherwise which are not granted to it or them by this Agreement. The Parties agree that this provision shall not apply in the event of a Material Breach set out in Clause 5.2 above, in which case the Defaulting Party shall be responsible for any loss or damages.

6. NO WARRANTIES; DISCLAIMERS.

6.1 **No Warranties; Disclaimers.** Teko represents and warrants that (i) to the best of Teko's knowledge that the Products or its use does not infringe on any patents, copyright, trademarks, trade secrets, or any other intellectual property rights, and (ii) to the best of Teko's knowledge, that there are no suits or proceedings pending or threatened which allege any infringement of such proprietary rights. Distributor shall make no warranties, representations, covenants or indemnities, either orally or in writing, to anyone on behalf of, or in the name of, Teko except for any limited warranty terms provided by Distributor in writing (if any). EXCEPT FOR THE EXPRESS WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER OR TO ANY OTHER PERSON. ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING IMPLIED WARRANTIES OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, ARE HEREBY DISCLAIMED.

7. INDEMNIFICATIONS.

7.1 **Indemnification.** Each party shall indemnify, defend and hold harmless ("**Indemnifying Party**") the other party, and its respective directors, officers, suppliers, agents, and employees (collectively, the "**Indemnified Party**"), from and against any third party claims, demands, investigations, suits, or causes of action, including damages, fines, penalties, other costs and attorney's fees in connection with the adjudication of the Claims for which Indemnifying Party is required to defend the Indemnified Party, or any settlement of such claims relating to or arising out of (i) the Indemnifying Party's breach of this Agreement; (ii) the gross negligence or willful misconduct of the Indemnifying Party.

8. LIMITATION OF REMEDY AND LIABILITY.

8.1 **Limitation of Remedy and Liability**. TEKO'S TOTAL LIABILITY UNDER THE AGREEMENT, WHETHER IN LAW, EQUITY, CONTRACT, INFRINGEMENT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE, SHALL NOT EXCEED THE PRICE PAID BY DISTRIBUTOR UNDER THE AGREEMENT FOR THE PRODUCT GIVING RISE TO THE CLAIM. Under no circumstances shall Teko be liable for special, incidental, indirect, punitive or consequential damages for any reason. Consequential damages includes, without limitation, loss of anticipated profits; business interruption; loss of use, revenue, reputation or data; costs incurred, including without limitation, costs for capital, fuel or power; loss or damage to property or equipment; and environmental cleanup. Some states do not allow the exclusion or limitation of incidental or consequential damages, so the above limitation or exclusion may not apply to Distributor. Any action arising under or relating to the Agreement, (whether based in law, equity, contract, infringement, negligence, strict liability, other tort or otherwise), must be commenced within one year after the date of shipment. Teko assumes no obligation or liability for technical advice given or not given, or results obtained. Teko has set its prices and entered into the Agreement in reliance upon the limitations of liability and other terms and conditions specified herein, which allocate the risk between Distributor and Teko and form a basis of this bargain between the parties.

9. LIMITATION ON EXCLUSIVITY.

9.1 **Limitations on Exclusivity. In the event Distributor materially breaches or fails to perform any provision of this Agreement and such material breach or failure continues for a period of thirty (30) days after written notice thereof is provided by Teko, then, in addition to all other rights and remedies under this Agreement and otherwise available at law, Teko shall have the right, at its option, to (a) declare the exclusivity within the Territory to be nonexclusive, or (b) terminate this Agreement in its entirety by written notice. If Teko decides to declare the distribution rights to be nonexclusive, and without limiting any other Teko rights and remedies, Teko shall have the right to grant to any person(s) or entity(ies) the right and license to make, have made, use, offer for sale and sell Product in the Territory, and to do the foregoing itself. If Teko decides to terminate the Agreement, all rights granted to Distributor by Teko under this Agreement shall terminate, become null and void.**

10. RELATIONSHIP OF THE PARTIES

10.1 **Relationship of Parties**. The parties to this Agreement are independent contractors and this Agreement shall not be construed to create any partnership, franchise or employment relationship. In addition, nothing in this Agreement shall be deemed to appoint or authorize one party to act as an agent or other representative of the other party or to assume or incur any liability or obligation in the name of or on behalf of the other party, but this Section shall not be construed to diminish any rights expressly granted to a party under this Agreement. All sales to Customers by Distributor shall be Distributor's sales and any account receivable from such Customers shall be the entire responsibility of Distributor. Notwithstanding anything to the contrary in this Agreement, Distributor shall refrain from holding itself out or representing itself as an employee, authorized agent or legal representative of Teko and or NGT, and Distributor shall make no representation on behalf of Teko or NGT nor take any action, except as expressly authorized in this Agreement, that binds Teko to any arrangement, contract, obligation or commitment with any third party.

11. GENERAL

11.1 **Entire Agreement.** This Agreement (together with any documents referred to herein or executed contemporaneously by the Parties in connection herewith) constitutes the whole agreement between the Parties and supersedes any previous agreements or arrangements between them relating to the subject matter hereof.

11.2 **Amendment.** Any amendment or waiver of any provision of this Agreement and any waiver of any default under this Agreement is effective only if made in writing and signed by or on behalf of each of the Parties.

11.3 **No Waiver.** No failure or delay by either Party in exercising any right, power or remedy hereunder will impair such right, power or remedy or operate as a waiver thereof, nor will any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies provided herein are cumulative and do not exclude any other rights, powers and remedies provided by law.

11.4 **Assignment.** This Agreement shall be binding upon and enure for the benefit of the successors of each of the Parties. Save as provided in this Agreement, no Party may assign or transfer of any of its rights or obligations under this Agreement without the prior written consent of the other Party.

11.5 **Severability.** If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

11.6 **Miscellaneous.** Except as expressly stated herein, each party intends that this Agreement will not benefit, or create any right or cause of action in or on behalf of, any person or entity other than the parties hereto, Teko's affiliates, and their successors and permitted assigns. The invalidity of any provision contained in the Agreement will not affect the validity of any other provision. Teko may audit Distributor's books and records for compliance with this Agreement upon prior written notice to Distributor. Distributor shall not make any public announcements or communicate with any news media regarding this Agreement or the transactions contemplated hereby without the prior written consent of Teko unless required by law or regulations of public companies. Distributor shall be solely responsible for the engagement and management of any permitted subcontractors for which Supplier has provided consent in the performance of Distributor's obligations. Distributor shall be an independent contractor pursuant to this Agreement. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement or undertaking with any third party. The provisions of Sections 4 through 13 survive termination of the Agreement. Notices contemplated under this Agreement for a given party shall be provided to the address given for such party in this Agreement and shall be deemed to have been received on the second business day after mailing, in the case of a responsible international courier. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior and simultaneous agreements and understandings between the parties with respect to the subject matter hereof, whether written or oral. No term or condition set forth in any other form or purchase order will operate to modify, delete, or supersede any term or condition of this Agreement. Teko's sale of Products to Distributor hereunder is hereby expressly made conditional on the terms and conditions of this Agreement to the exclusion of all other terms and conditions; and all other terms and conditions are hereby objected to. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. Teko has no liability for non-performance due to any events or causes beyond Teko's reasonable control.

12. NOTICES

12.1 **Delivery Address/Fax Number.** Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or facsimile number set out below (or such other address or facsimile number as the addressee has by 5 days' prior written notice specified to the other Party):

Teko

Address : Level 7, 420 King William Street, Adelaide 5000, South Australia

Attention : President & CEO
Facsimile Number: +[ ]

IMTE

Address : Level 7, King William Street, Adelaide, 5000 South Australia

Attention : President and CEO
Facsimile Number: +[ ]

12.2 **Manner of Delivery.** Any notice required to be given by any Party to the other Parties shall be deemed validly served by hand delivery or by prepaid registered letter sent through the post (airmail if to an overseas address) or by facsimile transmission to its address or facsimile number set out in Clause 12.1 or such other address or facsimile number as may from time to time be notified for this purpose.

13. GOVERNING LAW AND SUBMISSION TO JURISDICTION

13.1 **Governing law and jurisdiction.** This Agreement shall be governed by and construed in accordance with the laws of South Australia and the Parties irrevocably submit to the non-exclusive jurisdiction of the courts of South Australia for the purpose of enforcing any claim arising hereunder.

IN WITNESS WHEREOF the Parties have signed this document on the date appearing at the head hereof.

Signed by	)	/s/ Bing HE
	)	
for and on behalf of	)	29/04/2019
Teko International Limited	)	
in the presence of:	)	

Signed by	)	/s/ Dr. Herbert Ying Chiu LEE
	)	
for and on behalf of	)	
Integrated Media Technology Limited	)	
in the presence of:	)	